UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

DigiShares, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 25, 2022

Physical Address of Issuer:

66 West Flagler Street, Suite 900, Miami, FL 33130, United States

Website of Issuer:

www.digishares.io

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

December 25, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$1,421,834	$907,419
Cash & Cash Equivalents	$794,768	$443,972
Accounts Receivable	$65,059	$78,825
Current Liabilities	$97,259	$57,130
Long-Term Liabilities	$401,808	$372,843
Revenues/Sales	$808,691	$675,025
Cost of Goods Sold	$736,782	$332,655
Taxes Paid	$123,405	$2,740
Net Income/(Loss)	$(427,556)	$39,943

*The Issuer did not have any financial results for either year. The results shown in the above table are from DigiShares A/S, a wholly-owned subsidiary of the Issuer. Prior to November 2022, DigiShares A/S was the parent company of the current subsidiaries of the Issuer and the financial results in the table above reflect that of the consolidated entities for 2022 and 2021. In November 2022, the Issuer entered into a tax-free share swap with DigiShares A/S, with the shareholders of DigiShares A/S receiving shares of the Issuer's Common Stock and DigiShares A/S becoming a wholly-owned subsidiary of the Issuer. The Issuer has also attached in Exhibit A a compilation report for the Issuer for 2022.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

DigiShares, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $500 and the Maximum Individual Purchase Amount is $123,500. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 25, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/digishares (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $50,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $50,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer is a party to a certain Stockholders Agreement, dated November 2022, as subsequently amended, under which the Issuer and all of the Stockholders have agreed to, among other things (i) common stockholders agreeing to vote at all meetings of stockholders or in connection with executing written stockholder consents; (ii) subject to the consent of any stockholder holding at least 90% of the voting power of the Issuer, common stockholders shall have the right to participate pro rata in future equity offerings of the Issuer; (iii) right of any holder of over 15% of the common stock to appoint a member to the Issuer's board of directors; (iv) except as required by law, voting requirements for common stockholders and directors to approve certain Issuer matters; (v) protective provisions requiring the approval of 85% or more of the common stockholders and a majority of the board of the Issuer; (vi) restrictions on transfer for common stockholders, including lock-up periods and sales to competitors; (vii) right of pre-emption for common stock holders on shares to be sold by holders of the Issuer's capital stock; (viii) drag-along rights by holders representing at least 60% of the Issuer's common stock; (ix) tag-along rights by holders representing in excess of 40% of the aggregate holdings of the Issuer's capital stock; and (x) restrictive covenants.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Issuer is owned by one stockholder and such stockholder will exercise voting control.

Currently, a substantial majority of the Issuer is owned by one stockholder. Subject to any fiduciary duties owed to our other owners or investors under Delaware law and any approvals required from the Issuer's Board of Directors, this stockholder may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or executives and approval of significant Company transactions, and will have significant control over the Company's management and policies. Importantly, this stockholder may have interests that are different from yours. For example, this stockholder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this stockholder could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on third party service and technology providers.

We depend on third party service and technology providers to meet our contractual obligations to our customers and to conduct our operations, including, among other things, to process payments, onboard investors and web hosting. Our ability to meet our obligations to our customers may be adversely affected if third party service and technology providers do not provide the agreed-upon services in compliance with customer and operation requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our third party service and technology providers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two service and technology providers for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The Issuer's future growth and success are dependent upon customers' market trust and acceptance of real estate tokenizations.

The Issuer's growth and future demand is highly dependent upon customers' market trust and acceptance of real estate tokenizations. There is risk that real estate tokenizations may be tethered to the trust and acceptance of cryptocurrency and respective exchanges. Crytocurrency has experienced significant pressure on its industry due to a number of factors, including, but not limited to, a severe downturn in the cryptocurrency market along with high profile arrests and failures of exchanges and large cryptocurrency companies like FTX Trading Ltd. Although the Issuer's business is also based on blockchain technology, it differs from cryptocurrency in that investors may invest in real estate backed tokens, or a security token representing the stock of an existing or start-up business. If market trust and acceptance of real estate tokenizations is affected by cryptocurrency or other factors and does not develop as expected, or develops more slowly than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a white label software platform empowering the tokenization of real-world assets, such as real estate, and liquidity through tokenized securities. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future. The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Our software platform may be subject to hacking or exploitation by malicious actors. Additionally, smart contract governed tokens representing equity interests could be hacked or exploited**,** The Ethereum blockchain, or any blockchain that may be utilized by us may also have vulnerabilities. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. Currently, the laws and regulations governing the use of blockchain technologies, cryptocurrencies, tokenization, security tokens, and token offerings are not fully established and are subject to change. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

DigiShares, Inc. currently sells a software platform for the tokenization of real world assets. The Issuer is also seeking to launch an exchange for the trading of real estate assets, first in the U.S. and later in Europe, with the launch contingent upon obtaining necessary regulatory approvals.

The Issuer was formed as a corporation in Delaware on July 25, 2022. On November 22, 2022, the Issuer conducted a tax-free share swap with DigiShares A/S, a Danish limited liability company, with the shareholders of DigiShares A/S receiving 1,090,833 shares of the Issuer's Common Stock and DigiShares A/S becoming a wholly-owned subsidiary of the Issuer.

The Issuer is headquartered and qualified to conduct business in Florida. The Issuer sells its products and services through the internet and via telephonic and in-person sales throughout the United States and internationally.

The Issuer also owns (i) DigiShares CF LLC, a Delaware limited liability company formed on December 7, 2021 to operate a FINRA registered crowdfunding portal, (ii) DigiShares TA LLC, a Delaware limited liability company formed on February 21, 2022 to operate a transfer agent business; (iii) DigiShares A/S, an entity formed in Denmark on June 27, 2019, which operates a non-U.S. sales office, (iv) DigiShares GmbH, an entity formed in Germany on November 11, 2021 to operate an exchange for real estate transactions and (v) DigiShares LLC, a Delaware limited liability company formed on April 7, 2021 as a U.S. sales office. The assets and business of DigiShares LLC are in the process of being moved to the Issuer and once that is completed, this entity will be dissolved. Additionally, the business of DigiShares A/S was originally operated in GoSecurity ApS, an entity formed in Denmark on June 4, 2018, and once DigiShares A/S was formed, the business was moved into DigiShares A/S and GoSecurity ApS became a shareholder of DigiShares A/S. GoSecurity ApS owns 86% of DigiShares DK Invest ApS, the largest shareholder of the Issuer (see the "**Ownership**" section in this Form C).

In addition to U.S. employees, the Issuer has 24 international employees and also uses the services of advisors and consultants.

Business Plan

The Issuer's white-label DigiShares software platform empowers the tokenization of real-world assets, such as real estate, and the execution of security token offerings. The platform is designed to be user-friendly and accessible for both issuers and investors. Additionally, the platform boasts a highly customizable application programming interface (API) and is equipped with electronic document workflows and signature capabilities for streamlined investor registration and onboarding, as well as tools for managing share capitalization, conducting shareholder meetings and votes, distributing dividends, and paying interest in either crypto or fiat currency. The platform also contains functionality for walled garden bulletin board trading, offered under the licensing umbrella of Texture Capital, Inc. The Issuer's primary revenue sources from the DigiShares platform are for platform setup and licensing fees. Further, the DigiShares platform has applied for a U.S. FINRA Funding Portal license, which has not yet been obtained, and there is no guarantee of such licensing approval. Lastly, DigiShares has applied for and received a transfer agent license.

The Issuer is also seeking to launch an exchange for the trading of real estate assets, first in the U.S. and later in Europe, with the launch contingent upon obtaining necessary regulatory approvals. The primary revenue sources from this business would be from an annual listing and maintenance fee per listed asset, and a flat fee trading commission fee. In order to collect percentage trading commission fees in the future, the Issuer would need to obtain relevant FINRA (Financial Industry Regulatory Authority) and government licensing and registration. The Issuer has not yet applied for these licenses but expects to proceed after the Offering is completed.

The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and bolstering its infrastructure. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
DigiShares Platform	Platform that offers the tokenization of real-world assets, such as real estate, and the execution of security token offerings.	Clients across the globe with approximately 80% of the clients in the real estate space while the rest tokenize other types of assets.
RealEstate.Exchange	Regulated and licensed platform for the trading of real estate assets, to be launched in the U.S. and later in Europe upon receipt of required regulatory licenses.	Global real estate is a $326T asset class and only 1% is currently traded

Competition

We operate in the blockchain-based tokenized securities market, a relatively new and rapidly evolving industry. There are several existing and emerging competitors in this space. These companies also offer blockchain-based platforms for tokenized real estate assets and issuing or trading tokenized securities.

We expect the tokenized real estate and securities market to experience significant growth in the coming years as more companies turn to this method of fundraising and cap table management. Given that the digital real estate and securities industry is still in its nascent stage, it is feasible that new entrants could emulate the business strategy of the Issuer and launch rival platforms that cater to similar niches. Furthermore, these potential competitors may possess greater financial resources, which could provide them with a considerable edge over the Issuer.

Our primary competitors in the tokenized securities market include Securitize, Tokeny Solutions, SolidBlock, STObox, and Vertalo.

Customer Base

We have 150+ clients globally with approximately 45 in the U.S. Most of our customers are small and medium-sized firms, although approximately 10% are very large companies. Approximately 80% of our clients are in the real estate space while the rest tokenize other types of assets, such as private equity, investment funds, renewables and collectibles.

Supply Chain

Although the Issuer is dependent upon certain third party service and technology providers, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,087,985*	"DIGISHARES"	Standard Character Mark	September 1, 2021	June 20, 2023	USA
018719118*	"DIGISHARES"	Figurative Mark	June 17, 2022	November 8, 2022	European Union

*Registered in the name of DigiShares A/S, a wholly-owned subsidiary of the Issuer.

The Issuer also holds numerous domains, including, but not limited to, www.digishares.io and https://realestate.exchange. Additionally, the business activity of the Issuer is to create, develop and maintain software related to real estate tokenization. The Issuer believes that its software is protected by copyright, even though it has not registered the software. Additionally, the Issuer enters into customer and license agreements to protect its intellectual property.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Currently, the laws and regulations governing the use of blockchain technologies, cryptocurrencies, tokenization, security tokens, and token offerings are not fully established and are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$86,450
Technology & Product Development (1)	0%	$0	40%	$494,000
Sales and Marketing (2)	56%	$28,000	19%	$234,650
Infrastructure (3)	20%	$10,000	4%	$49,400
Legal (4)	0%	$0	24%	$296,400
General Working Capital	0%	$0	6%	$74,100
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts.

(3) These proceeds will be used to build out the Issuer's infrastructure. Currently, our CEO handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions.

(4) These proceeds will be used to retain legal services in order to obtain required regulatory licenses to run RealEstate.Exchange in the U.S. (i.e., broker-dealer and ATS licenses).

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Claus Skaaning	CEO, Co-Founder and Director	CEO, Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for strategy and general CEO responsibilities.	Aalborg University, PhD, Computer Science / AI, 1997; Aalborg University, MsC, Computer Science, 1993
Gabriel Sadoun	U.S. Business Development Manager	U.S. Business Development Manager of DigiShares, Inc. (including its wholly-owned subsidiary, DigiShares LLC), 2021 – Present Responsible for sales and partnerships in the Americas. Investment Banking Associate, Galileo Global Securities, 2019 – 2021 Responsible for assisting the CEO in cross-border small and medium private and fund placement, M&A within the asset management industry, valuation analysis and investor prospecting.	EDHEC, Master's Degree, Corporate Finance, 2018; Pantheon-Sorbonne University, Bachelor Degree, Economics, 2015
Mark Dencker	Head of Blockchain, Head of RealEstate.Exchange	Head of Blockchain, Head of RealEstate.Exchange, of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present Responsible for building and operating the exchange and token to be available on multiple blockchains. Founder and Director of WiredDelta, 2011 – 2023 Responsible for strategy and overall CEO responsibilities .	EU Business School, MBA, Global Banking and Finance, 2011 Copenhagen University, MSc, Economics, 2013
Yevgeniy Romanov	Operations Manager	Operations Manager of DigiShares, Inc., 2022 – Present Responsible for project management and customer care.	Kyiv National University, BSc, International Business, 2008

		CEO of Center of Development and Management, 2014 – Present Founder of software company responsible for strategy and CEO duties. CEO of Inairway, 2021 – Present Founder of drone company responsible for strategy and CEO duties.	
Ulrik Lehrskov-Schmidt	Chairman of the Board	Chairman of the Board of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2020 – Present Responsible for board oversight. Director and owner, Behavioural Strategy Associates ApS, 2016 - Present Responsible for strategy and management.	Harvard University, Master's Degree, Finance, 2016 University of Aarhus, Master's Degree, Philosophy, 2009
Yuriy Zubarovskiy	Co-Founder and Director	Co-Founder and Director of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for board oversight. Head of Business Growth at Novatum Tech Ltd, UK, 2019-2022 Responsible for core products development and building partnerships.	Saint-Peterburg ITMO University, Computer Aided Engineering Design, 2006
Volodymyr Havryuluk-Yensen	Legal counsel	Legal Counsel of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present Responsible for handling legal and compliance matters and providing assistance to clients. Legal Assistant at Liita Care, 2020 – 2021 Responsible for conducting M&A due diligence and preparation, contract management and drafting and providing legal advice to senior management.	University of Copenhagen, LL.M., Master of Laws, 2021; University of Groningen, LL.B, International and European Law, 2019

Adam Blazsek	Head of Product	Head of Product of DigiShares, Inc. (including its predecessor, DigiShares A/S and GoSecurity ApS), 2018 – Present Responsible for demos and overlooking the platform along with its development, communication with high profile clients to making sure expectations and deadlines are met.	Aalborg University, Master's, Computer Science, 2022; UCN, Bachelors, Software Development, 2020
Huong (Ashley) Le	Marketing Manager	Marketing Manager of DigiShares, Inc. (including its predecessor, DigiShares A/S), 2021 – Present Responsible for developing and implementing digital marketing strategies, including social media management, digital advertising, email marketing, and other marketing initiatives.	South-Eastern Finland UAS, BBA, International Business, 2020

Biographical Information

Claus Skaaning: Claus is the CEO, Co-Founder and Director of the Company. With a PhD in computer science, Claus worked as a researcher and technical lead for Hewlett-Packard, before founding his first company, Dezide, a software company with a focus on Artificial Intelligence for diagnostics and troubleshooting. After heading Dezide as CEO for 12 years, Claus has both started and taken part in several successful ventures and also has worked as an advisor and mentor for several research-based startups. In 2018, Claus co-founded the Issuer and has since been the CEO. He is a believer in the vision behind blockchain technology and works to increase democratization, disintermediation, and self-sovereignty of assets. Whilst having a career as a serial entrepreneur, Claus has also devoted much of his time to help and guide student startups, developing and managing incubators, while being employed in the Aalborg University Innovation incubator, an incubator that helps around 80-100 startup companies every year. Claus is an experienced public speaker, writer, and published author, and has contributed chapters, knowledge, and insights to several books and publications on blockchain technology and the tokenization of assets. Claus has also taught several masterclasses on the tokenization of real assets, real estate, use cases for tokenization software and the tokenization ecosystem. Claus has applied for, and been granted, 6 patents.

Gabriel Sadoun: Gabriel is the U.S. Sales Manager and Head of Business Development for the Issuer. He graduated from the Sorbonne and EDHEC with degrees in Economics and Finance. Subsequently, he joined Galileo Global Securities as an investment banking associate in NYC. Gabriel worked directly under the Managing Partner, François Pagès, who was the former Head of Crédit Lyonnais Securities (now Crédit Agricole CIB) in the Americas. Gabriel gained experience working on capital raises and M&A within the alternative investment management industry. After seeing how exclusive and inefficient many aspects of private capital markets are, he spent time learning about the potential of blockchain technology to enable a new wave of democratization and automation in the sector. He joined the Issuer in April 2021 as the first U.S. employee, in its mission to help solve these issues.

Mark Dencker: Mark is the Head of Blockchain for the Issuer. He is a seasoned entrepreneur with a background in economics and finance. He has a deep understanding of software development and its role in the modern world and has put this knowledge to use by founding Wiredelta, a successful software development company. In 2021, Wiredelta was acquired by Dotcom Capital, further solidifying Mark's expertise in the field. In addition to his professional achievements, Mark is also an author, having written the book "Software is Feeding the World". He has a passion for exploring the ways in which technology can be used to improve people's lives and solve real-world problems. Mark has also been involved in the blockchain industry since 2017, working with Ethereum and other platforms. He has leveraged this experience in his current role at RealEstate Exchange, where he is utilizing the technologies developed by Balancer Labs to create innovative solutions in the real estate space. Overall, Mark's diverse set of experiences and expertise makes him a valuable asset in any field he chooses to pursue.

Yevgeniy Romanov: Yevgeniy is the Operations Manager for the Issuer. He is an IT professional based in Kolding, Denmark with a deep-rooted passion for optimizing business operations and enhancing customer experiences. With over 20 years in the field, he has effectively managed teams. At the Issuer, he introduced streamlined processes and innovative customer care systems. A strong proponent of SCRUM/AGILE methodologies, Yevgeniy's diverse experiences, from robotics to implementing operational strategies in business, reflect his commitment to operational excellence and continuous learning.

Ulrik Lehrskov-Schmidt: Ulrik is the Chairman of the Board of the Issuer and also is an Advisory Board Member and investor in the Issuer. He is a former entrepreneur turned leading global expert on B2B SaaS monetization, an active angel investor, author and keynote speaker. As an entrepreneur Ulrik founded, built, and exited three companies, the first of which - World in Property Ltd - was a commercial real estate analysis company with operations across most major European markets. As an advisor and expert, Ulrik is the preferred pricing partner of several of the world's largest venture capital and private equity firms as well as public and private companies, from early-stage startups to multibillion-dollar revenue enterprises. Ulrik is also an associated professor at the University of Aalborg and formerly of Copenhagen Business School, where he has taught masterclasses in commercial negotiation to senior industry professionals and MBA students. Ulrik is also the author of two books on pricing as well as several chapter and article contributions in the field. He holds a graduate degree in analytical philosophy and a master's degree in management from Harvard University.

Yuri Zubarovskiy: Yuir is a Board Member, Co-Founder and technical advisor to the Issuer. Having a Master's degree in Computer Aided Engineering Design and a deep practical interest and experience in Information Technology, Yuri has participated in the development of a large number of commercial IT projects and startups, responsible for the development of technology and also acting as the ideologue of the product part of the projects. Yuri is well-versed and successfully applies various advanced IT technologies in business. In 2018, he co-founded and organized the technological underpinning of the Issuer. Yuri is a proponent of blockchain technology and strives to empower individuals by increasing democratization and self-governance of assets. For the last 3 years, Yuri has been involved in creating a UK-based fintech startup, licensed by the FCA, which is developing in the direction of being a challenger bank and creating a bridge between traditional finance and blockchain. Here Yuri manages product development and participates in creating business processes that comply with the requirements of European legislation and regulators and create value for end users in terms of product convenience.

Volodymyr Havryuluk-Yensen: Volodymyr is the Legal Counsel for the Issuer. Volodymyr brings a wealth of expertise to his role as Legal Counsel. With a strong background in serving as an in-house legal professional across various technology startups and scaleups, he possesses a comprehensive understanding of an array of fields, including securities regulations, decentralized finance (DeFi), Web3 technologies, mergers and acquisitions (M&A), as well as complex cross-border transactions. Prior to joining the Issuer, Volodymyr worked as inhouse counsel for a Danish medtech startup Liita Care. Also, Volodymyr has served as Legal Advisor to a Danish PropTech company Coreestate. His extensive experience uniquely equips him to navigate the intricate legal landscape of the rapidly evolving tech industry, ensuring that the Issuer remains at the forefront of legal compliance and innovation.

Adam Blazsek: Adam is the Head of Product for the Issuer. Adam graduated from Aalborg University AAU with a Master's degree in Computer Science specializing in AI and Databases with his Master's thesis investigating impermanent losses and their mitigation possibilities. Adam joined the Issuer in 2018 is responsible for the overall direction of the platform making sure it remains competitive in the growing tokenization space as well as making sure customer expectations are met. He also serves as the connection between the business team and the tech team by participating in demos and translating the ever-changing market requirements over to the development team. Adam also acts as an adviser to multiple projects within the Issuer's client portfolio as his knowledge of the tokenization space helps speed and make easier a clients first leap into the web 3 space.

Ashley Le: Ashley is the Marketing Manager for the Issuer. Ashley graduated from South-Eastern Finland UAS with a degree in International Business. Combining her expertise in business and marketing with a drive for innovation and technology, she joined the Issuer in 2021. Since then, her focus has been on expanding the Issuer's influence and driving the adoption of tokenization to a broader audience. Ashley is passionate about enhancing brand visibility, fostering community growth, and optimizing market approaches through innovative strategies. She is also enthusiastic about building strong, long-term, mutually beneficial relationships with individuals, businesses, and organizations within culturally diverse environments.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 7,5000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,5000,000 shares of non-voting preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). As of the date of this Form C, 1,090,833 shares of Common Stock and 8,290 shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,090,833
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Material Terms	(a) Subject to the consent of any stockholder holding at least 90% of the voting power of the Issuer, the right to participate pro rata in future equity offerings of the Issuer; (b) Right of any holder of over 15% of the Common Stock to appoint a member to the Issuer's board of directors; (c) Protective provisions requiring the approval of 85% or more of the holders of the Common Stock; (d) Right of pre-emption for Common Stock holders on shares to be sold by holders of the Issuer's capital stock; and (e) Drag-along rights by holders representing at least 60% of the Issuer's Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.25%

Type	Preferred Stock
Amount Outstanding	8,290
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Priority right to receive dividends over the Common Stockholders, as and if declared (non-cumulative); and (b) Liquidation Preference.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.75%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured Loan from Vækstfonden
Amount Outstanding	$295,000
Interest Rate and Amortization Schedule	Variable interest rate of CIBOR3 plus fixed interest surcharge of 5% Rolling interest and grace period up to and including December 2023. First payment of DKR 189.500 (USD $27,662) due January 2, 2024
Description of Collateral	Secured by mortgage of DKR 2.000.000 (USD $291,892), pledge in Issuer shares + self-debtor surety of DKR 50.000 (USD $7,297) by Claus Skaaning, the Issuer's CEO
Maturity Date	January 1, 2027

Type	Unsecured Loan from Vækstfonden
Amount Outstanding	$221,000
Interest Rate and Amortization Schedule	Variable interest rate of CIBOR3 plus fixed interest surcharge of 9.42% Annuity loan with quarterly installments of DKR 121.000 (USD $17,659) with 2 years of initial grace period, that ends April 1, 2025.
Description of Collateral	Secured by mortgage of DKR 1.500.000 (USD $218,937), pledge in Issuer shares + self-debtor surety of DKR 150.000 (USD $21,893) by Claus Skaaning, the Issuer's CEO
Maturity Date	April 3, 2029

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
DigiShares DK Invest ApS*	1,046,873 shares of Common Stock	95.25%

*Entity incorporated in Denmark. 86% owned by GoSecurity ApS of which 66% of GoSecurity ApS is owned by Claus Skaaning, the Issuer's CEO and Board Member.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A, including reviewed financials for DigiShares A/S, a wholly-owned subsidiary of the Issuer, for 2022 and 2021, respectively, and compiled financials for the Issuer for 2022.

Cash and Cash Equivalents

As of August 31, 2023, the Issuer had an aggregate of $690,000 in cash and cash equivalents, leaving the Issuer with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	N/A	1,090,833	N/A	November 22, 2022	Section 4(a)(2)
Preferred Stock	$230,000	8,290	Technology & Product Development and General Working Capital	December 22, 2022; August 1, 2023	Reg. D Rule 506(b)/ Regulation S

*Issued as part of a tax-free share swap on November 22, 2022 with DigiShares A/S, a Danish limited liability company, with the shareholders of DigiShares A/S receiving 1,090,833 shares of the Issuer's Common Stock and DigiShares A/S becoming a wholly-owned subsidiary of the Issuer.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.digishares.io.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

DigiShares, Inc.
(Issuer)

By:/s/ Claus Skaaning
(Signature)

Claus Skaaning
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Claus Skaaning
(Signature)

Claus Skaaning
(Name)

Director
(Title)

September 26, 2023
(Date)

/s/Ulrik Lehrskov-Schmidt
(Signature)

Ulrik Lehrskov-Schmidt
(Name)

Director
(Title)

September 26, 2023
(Date)

/s/Yuriy Zubarovskiy

(Signature)

Yuriy Zubarovskiy

(Name)

Director

(Title)

September 26, 2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

DIGISHARES A/S

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
DigiShares A/S
Aalborg SØ, North Jutland, Denmark

We have reviewed the accompanying financial statements of DigiShares A/S (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 24, 2023
Los Angeles, California

DIGISHARES A/S
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	794,768	$	443,972
Acccounts Receivable, net		65,059		78,825
Receivables from group enterprises		143,286		70,283
Prepaids and Other Current Assets		45,105		55,647
Total Current Assets		**1,048,218**		**648,727**
Intangible Assets		314,822		232,087
Equity Investment		7,156		26,605
Deferred Tax Assets		51,638		-
Total Assets	$	**1,421,834**	$	**907,419**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	12,451	$	15,593
Current Portion of Loans and Notes		22,561		9,441
Other Current Liabilities		62,246		32,095
Total Current Liabilities		**97,259**		**57,130**
Promissory Notes and Loans		273,910		273,910
Provisions for deferred tax		-		48,445
Deferred Revenue		127,898		50,488
Total Liabilities		**499,067**		**429,973**
STOCKHOLDERS EQUITY				
Common Stock		84,090		80,701
Additional Paid in Capital		1,231,573		362,086
Retained Earnings/(Accumulated Deficit)		(392,896)		34,660
Total Stockholders' Equity		**922,767**		**477,446**
Total Liabilities and Stockholders' Equity	$	**1,421,834**	$	**907,419**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 808,691	$ 675,025
Cost of Goods Sold	736,782	332,655
Gross profit	71,909	342,370
Operating expenses		
General and Administrative	552,216	281,015
Amortisation and impairments losses of intangible assets	23,209	-
Total operating expenses	575,425	281,015
Operating Income/(Loss)	(503,515)	61,355
Interest Expense	28,064	7,517
Other Loss/(Income)	19,382	16,636
Income/(Loss) before provision for income taxes	(550,961)	37,203
Provision/(Benefit) for income taxes	(123,405)	(2,740)
Net Income/(Net Loss)	$ (427,556)	$ 39,943

See accompanying notes to financial statements.

DIGISHARES A/S

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2020	**1,032,131**	**$ 70,961**	**$ -**	**$ (5,283)**	**$ 65,678**
Capital increase	14,742	9,740	368,246		377,986
Cost of changes in capital			(6,161)		(6,161)
Net income/(loss)				39,943	39,943
Balance—December 31, 2021	**1,046,873**	**80,701**	**362,086**	**$ 34,660**	**$ 477,446**
Capital increase	43,960	3,389	872,727		876,117
Cost of changes in capital			(3,240)		(3,240)
Net income/(loss)				(427,556)	(427,556)
Balance—December 31, 2022	**1,090,833**	**$ 84,090**	**$ 1,231,573**	**$ (392,896)**	**$ 922,767**

See accompanying notes to financial statements.

DIGISHARES A/S
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(427,556)	$	39,943
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		23,209		-
Depreciation and impairment losses of Equity Investment		19,449		19,104
Cost of changes in capital		(3,240)		(6,161)
Changes in operating assets and liabilities:				
Acccounts receivable, net		13,766		(68,407)
Prepaids and Other Current Assets		10,543		(48,832)
Receivables from group enterprises		(73,003)		(67,308)
Accounts Payable		(3,142)		4,397
Deferred Revenue		77,410		50,488
Other Current Liabilities		30,151		(252,904)
Provisions for deferred tax		(48,445)		48,445
Deferred Tax Assets		(51,638)		
Net cash provided/(used) by operating activities		**(432,497)**		**(281,235)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(105,944)		(232,087)
Equity Investment				(45,708)
Net cash provided/(used) in investing activities		**(105,944)**		**(277,796)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		876,117		377,986
Borrowing on Promissory Notes and Loans		13,120		283,351
Net cash provided/(used) by financing activities		**889,237**		**661,337**
Change in Cash		350,796		102,306
Cash—beginning of year		443,972		341,666
Cash—end of year	$	**794,768**	$	**443,972**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	28,064	$	7,517
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

DigiShares A/S was incorporated in 2018in Denmark, Europe whereas its predecessor was formed and started in 2018. The financial statements of DigiShares A/S (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aalborg SØ, North Jutland, Denmark.

DigiShares provides a white-label platform for tokenization, i.e., the issuance, corporate management, and trading of securities in the form of tokens on the b2019lockchain (tokenized securities / security tokens). The platform is primarily used for large physical assets, such as real estate, solar, wind, infrastructure, etc. We provide fully compliant and customizable workflows for KYC, AML and accreditation, and an advanced and secure payment system that allows your investors to pay in fiat and crypto.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes costs for software development which are sold externally. The intangible assets will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its platform for tokenization, i.e., the issuance, corporate management, and trading of securities in the form of tokens on the blockchain.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Income tax receivable	23,308	53,799
Other receivables	21,797	1,848
Total Prepaids and Other Current Assets	$ 45,105	$ 55,647

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Other payables	62,246	32,095
Total Other Current Liabilities	$ 62,246	$ 32,095

4.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Completed development projects	$ 232,087	$ -
Development projects in progress	105,944	232,087
Intangible assets, at cost	**338,031**	**232,087**
Accumulated amortization	(23,209)	-
Intangible assets, Net	$ **314,822**	$ **232,087**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $23,209 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (33,803)
2024	(33,803)
2025	(33,803)
2026	(33,803)
Thereafter	(179,610)
Total	$ **(314,822)**

5.   EQUITY INVESTMENT IN GROUP COMPANIES

The company has two wholly owned subsidiaries: Subsidiaries: DigiShares LLC, USA and DigiShares GmbH, Tyskland. The equity method is used for accounting. As of December 31, 2022 and December 31, 2021, equity investment in group companies consist of:

As of Year Ended December 31,	2022	2021
Equity Investment, at cost (100% in DigiShares LLC, USA and 100% in DigiShares GmbH, Tyskland)	$ 45,708	$ 45,708
Equity Investment, at cost	**45,708**	**45,708**
Depreciation and impairment losses through the period	(20,691)	(19,104)
Depreciation and impairment losses from previous peric	(19,104)	
Net profit/loss from equity investments	1,242	
Intangible assets, Net	$ **7,156**	$ **26,605**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

As of December 31, 2022, and December 31, 2021, 1,090,833 shares and 1,046,873 shares were issued and are outstanding.

On November 22, 2022, DigiShares, Inc. conducted a tax-free share swap with DigiShares A/S, a Danish limited liability company, with the shareholders of DigiShares A/S receiving 1,090,833 shares of the DigiShares, Inc's Common Stock and DigiShares A/S becoming a wholly-owned subsidiary of DigiShares, Inc.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity date	For the Year Ended December 2022			For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Unsecured Loan from Vækstfonden	$ 295,000	CIBOR3 plus fixed interest surcharge of 5%	01.01.2027	$ 22,561	$ 273,910	$ 296,471	$ 9,441	$ 273,910	$ 283,351
Total				**$ 22,561**	**$ 273,910**	**$ 296,471**	**$ 9,441**	**$ 273,910**	**$ 283,351**

8. RELATED PARTY

The Company has two wholly-owned subsidiaries: Subsidiaries: DigiShares LLC, USA and DigiShares GmbH, Tyskland . The equity method is used for accounting. As of December 31, 2022 and December 31, 2021, equity investment in group companies amounted to $7,156 and 26,605, respectively.

As of December 31, 2022, and December 31, 2021, the Company has a receivable from DigiShares LLC in the amount of $136,636 and $65,558, respectively. The receivable from other related parties amounted to $6,650 and $4,725, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 24, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

DIGISHARES INC

FINANCIAL STATEMENTS

JULY 25, 2022 (INCEPTION) THROUGH DECEMBER 31, 2022

ANNA BUZHLAKOVA, CPA
15442 VENTURA BLVD STE 101
SHERMAN OAKS, CA 91403

STANDARD INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TO MANAGEMENT
DIGISHARES INC
MIAMI, FL 33130

I HAVE COMPILED THE ACCOMPANYING STATEMENT OF ASSETS, LIABILITIES & SHAREHOLDERS' EQUITY – INCOME TAX BASIS AS OF DECEMBER 31, 2022, AND THE RELATED STATEMENT OF REVENUE AND EXPENSES – INCOME TAX BASIS FOR THE PERIOD FROM JULY 25, 2022 (INCEPTION) THROUGH DECEMBER 31, 2022 FOR DIGISHARES INC. I HAVE NOT AUDITED OR REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR PROVIDE ANY ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

MANAGEMENT IS RESPONSIBLE FOR THE PREPARATION AND FAIR PRESENTATION OF THE FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA AND FOR DESIGNING, IMPLEMENTING, AND MAINTAINING INTERNAL CONTROL RELEVANT TO THE PREPARATION AND FAIR PRESENTATION OF THE FINANCIAL STATEMENTS.

MY RESPONSIBILITY IS TO CONDUCT THE COMPILATION IN ACCORDANCE WITH STATEMENT ON STANDARDS FOR ACCOUNTING AND REVIEW SERVICES ISSUED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE OBJECTIVE OF A COMPILATION IS TO ASSIST MANAGEMENT IN PRESENTING FINANCIAL INFORMATION IN THE FORM OF FINANCIAL STATEMENTS WITHOUT UNDERTAKING TO OBTAIN OR PROVIDE ANY ASSURANCE THAT THERE ARE NO MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE FINANCIAL STATEMENTS.

MANAGEMENT HAS ELECTED TO OMIT SUBSTANTIALLY ALL OF THE DISCLOSURES REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. IF THE OMITTED DISCLOSURES WERE INCLUDED IN THE FINANCIAL STATEMENTS, THEY MIGHT INFLUENCE THE USER'S CONCLUSIONS ABOUT THE COMPANY'S FINANCIAL POSITION. ACCORDINGLY THESE FINANCIAL STATEMENTS ARE NOT DESIGNED FOR THOSE WHO ARE NOT INFORMED ABOUT SUCH MATTERS.

ANNA BUZHLAKOVA, CPA
BUSINESSROCKET
June 9, 2023

DIGISHARES INC
Statement of Assets, Liabilities & Shareholders' Equity - Income Tax Basis
As of December 31, 2022

	December 31, 2022*
ASSETS	
Current Assets	
Cash in Bank - Mercury Chg 6631	$ -
Cash in Bank - Mercury Sav 2138	-
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES & EQUITY	
Equity	
Capital Stock	$ -
Net Income	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

*no activity in 2022

SEE ACCOUNTANT'S COMPILLATION REPORT

DIGISHARES INC
Statement of Revenue & Expenses - Income Tax Basis
July 25, 2022 (Inception) through December 31, 2022

	July 25 - Dec 31 22*
Gross Revenue	
Services	$ -
Total Gross Revenue	$ -
Expenses:	
Othe Expense	$ -
Total Expense	$ -
Other Income	
Othe Income	$ -
Total Other Income	$ -
Net Income	$ -

*no activity in 2022

SEE ACCOUNTANT'S COMPILATION REPORT

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

DIGISHARES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], DigiShares, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $50,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the

Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer,

(iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DIGISHARES, INC.

By:
Name: Claus Skaaning
Title: Chief Executive Officer
Address: 66 West Flagler Street, Suite 900, Miami, FL 33130
Email: invest@digishares.io

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by DigiShares, Inc. (the **"Security"**). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the **"Conversion Securities"**) to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of DigiShares, Inc. (the "**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Antonio Namwong, President

Date:

ISSUER:

DigiShares, Inc.

By:

Name: Claus Skaaning, CEO

Date:

EXHIBIT C

Video Transcript

Exhibit C- Republic Video Transcripts

Video #1

If you want to invest in to real estate you need to have like €100,000 euros and upwards in order to be available to invest and then you're stuck in the investment typically for 7 to 8 years before you can exit, so it's not liquid.
My name is Claus Skaaning. I am the CEO of DigiShares.

DigiShares platform is a platform for managing real estate properties and their ownership structure. The real estate developer can use it for basically three different areas. The first is to crowdfund new development projects or to sell off existing assets. The second one is for the ongoing management of the ownership structure, shareholder register, and payment of dividends and so on. And the third is to offer the investors to trade their assets on the marketplace that is facilitated by the platform.

We use the blockchain technology to convert the real estate assets into tokens we can easily transact with on the blockchain. This is necessary in order to digitize and automate, to a higher degree than we do, and to facilitate a process like purchasing or investing into a property, and also the ability of users to trade in a peer-to-peer fashion within the system. It's simply necessary to use the blockchain technology and to tokenize the asset in order to achieve this. We see the blockchain technology as extremely important infrastructure technology in the future. It's a layer on top of the internet that will allow us to transact with value and trust, and it can be used to basically build a new, much more efficient, financial structure globally.

Video #2

Hello my name is Adam and today I will be giving you a short run through of the DigiShares platform starting off with the dummy website that we've built in Wordpress to demonstrate the various ways we can integrate with a client's own solution.

The idea is the landing page here is supposed to act as an interface where all of the assets are displayed. The investors simply click on one of them and once an asset is selected the detailed view is then presented. The detail view can contain anything that you want. In our case it would contain the descriptions, pictures, amenities, location tags and Files. At the very top we would place an invest now button. The invest now button acts as a connection between the website and the platform itself. The connection can be a very simple forwarding one where the users click the invest now button and they're forwarded onto a login screen or it can be a more cohesive one where you have a login screen on the landing page. They log in through the landing page. they click the invest now button and the users are seamlessly transitioned from the landing page to the platform itself. You're not required to have a complex landing page because the platform itself which I'm switching to now also has an inbuilt theming engine and a presentation layer. The presentation layer in its stock format contains the pictures at the forefront where you can very easily place as many pictures as you want. You can upload documents, show charts, have various methods of communication, display segmented information into various different drop down menus, and you can have as many drop down menus as you want and the drop down menus themselves can contain anything that you want. From formatted text all the way to iFrames, once the investors have made an informed decision to perform an investment they can very easily just click the invest now button and they will be shown the share purchasing screen. By default the shared purchasing screen contains the number of shares available, the price per share, a transaction fee if there is one, the minimum number of shares a user needs to purchase, the actual number of shares that they are going to buy and in this case I'm going to buy 136 shares, and of course at the very end i have the total price. After that i simply send the buying of shares request and once the request itself has been sent I will be presented with the various different contracts that I need to sign. The contracts can be signed within our internal signing mechanism, Docusign or Hello sign. in this demo I will be going through the Hello sign mechanism. To go through it, I simply click the sign now button. Once that is done, Hello sign will automatically load and pre-fill the information. This is a debugging contract so I'm able to show you what information is pre-filled. After that I simply click the signature box, I simply scribble my signature and once that is done, I continue, I agree and the document has been signed.

After that, I am taken into my portfolio and within my portfolio, I can see the request that I've just made. Requests can be handled automatically or manually depending on the jurisdiction of the SPV and the configuration of the platform itself. In this demo, it's set to manual. Below the request, I can see the properties that I've invested with the various different classes of shares and number of shares that I hold within them. Each and every single share can have unique logic assigned to it such as unique dividends logic. Once the users hold these shares, they have the ability to trade them within the OTC bulletin board. I have the various different classes. Once I have a class of share that I have shares within, I can very easily place sell offers or I can post buy offers for each and every single class of share. Once I've posted an offer it will appear within the marketplace for other investors where they can post bids on them and once a single or a number of bids have been posted, the original poster, the seller, for example they have the ability to select the bid which most appeals to them and once both sides of the transaction have agreed to the transaction itself it will execute in an atomic fashion, which means it will only happen if both sides of the transaction can happen. If one side fails, the entire transaction is ruled back. Of course for compliance reasons, we can lock certain features behind a KYC process. To demonstrate that, let me very quickly just go into the KYC module. In this case my user Charlie has already been verified through our SumSub integration, but we also have an active integration with Netki and Blockpass. If you do not wish to work with a third party, we also have an inbuilt KYC module which simply collects the information. It does not feature any automated checks so the platform operator itself will be required to perform the checks.

To focus a bit more on the customizability aspect of the platform we will now be moving on to the APIs. The entirety of the investor module was built on top of the API endpoints and is fully customizable. If the pre-made theme does not fit your design requirements, you're free to fully modify it. We have no creative limitation on it whatsoever. You're free to use all of the API endpoints and use them all as you see fit. As an example, if your clients are going to be mostly on mobile, you're free to build a native mobile application both on Android and iOS. Moving on to the issuers admin panel, we can see the issuers dashboard which summarizes the information of the issuance itself, starting with the total number of shares, the number of shares distributed to the shareholders, the number of shares still held by the Company, the number of investors within the project itself, the number of wallets which have been whitelisted to self-custody the shares, the number of wallets which have been blocked, the number of activities performed in the last seven days, and the number of new messages received from the investors themselves. Speaking of, if I jump to the investors module I can see a list of all of the investors and if I select Charlie, then I can see their detailed personal information (contact info, address info, the current holdings that they have in the different classes of shares, the investment history that they've performed, the deposit history, the investor contacts if required, documents if the internal KYC mechanism is used, all of the signed contracts that they have signed, and last but not least the activities related to this specific person). Each and every single investor can be viewed in this level of detail or we can summarize all of this information within the share register. Within the share register I have the investors name and ID, the class of share that they hold, the insurance value of the share, the market value, the quantity that they hold, the amount invested, and the voting power related to the share itself.

Speaking of, we have the ability to perform meetings and votes. In this demo I will be creating an internal voting campaign and if I add a new voting campaign I can select the various different ways that the votes themselves are going to be counted. We can have three distinct methods. The first one where each and every single user is counted equally. The second one is going to be the version where the voting power is swayed based on the number of shares or types of shares that they hold. And the third one is the version where the voting power can be swayed based on the amount invested into the project itself. Then it's simply a matter of inputting the Title, the start date, the end date, the details and the various different options that they can vote on and we can add as many options as we want and the options themselves can be anything that we want because each and every single options menu is a simple text box. Aside from that we have the ability to issue newsletters and dividends. In the case of dividends we can see past dividends issued and also create brand new ones by simply inputting a title, assigning it to a class of share, the period that it runs through, the units being months or days, set a start date, the due date will automatically adjust itself and then have the actual award value that is awarded to the holders of the tokens themselves and of course we can change the formula for the calculation.

Last but not least we have the platform administrators menu point. Within this menu we have the ability to view all of the projects created within the platform. Specifically, the architecture of the platform. The architecture is that we have a single main company (the company into which the users register into) and then the various different projects hosted by the main company that the investors can then invest in. Each and every single project can be completely unique to the point where there is no cross-interaction whatsoever even within a single project. You can have a role-based access system where you limit the administrators as to what actions they can perform. As an example, I have a few predefined roles already created but to create a brand new one I simply click the new role button, I name the role itself and then assign the rights to the role itself. I can mix and match as I please or select a global function which means the role will have access to each and every single functionality within the system itself. As the platform administrator is tasked with creating the projects themselves some project might also come with a list of pre-existing investors. For that we have the bulk upload module where once a CSV file is formatted with all of the investors information, we can very easily upload them into the system. Once uploaded the users will be setting their passwords upon the first login.

Last but not least, the platform can be translated. By default the platform is delivered in English but we support 18 translations so the platform itself can be translated into any language from the platform itself. To add a translation you simply click the add new language button, you type in the locale itself, once that is done, each and every single key will no longer have a value associated with it (the displayed translation) so you will have to go through the keys and input the unique methods of displaying the text itself. That also means the currently existing English version can very easily be localized to each and every single instance delivered.

I hope you enjoyed the quick walkthrough of the DigiShares platform. If you have any further questions please feel free to reach out.

Video #3

Hi, my name is Gabriel, and I work with DigiShares here in Miami, Florida. Real estate is the world's largest asset class, valued at $326T. It is also extremely illiquid and inaccessible – and ripe for disruption.

Only 5% of alternative assets, such as real estate, is owned by retail investors, even though retail investors account for about half of the world's wealth. The liquidity of real estate is even more limited, with only 1% being tradeable in the form of REITs. So the vast majority of rest estate investors are locked in for years with no easy way to exit.

This restricted liquidity increases investor's risk and means that a property's value is on average 20-30% lower than it would be if it was more liquid. Trillions of dollars of real estate value are destroyed globally just because there is no adequate trading infrastructure.

Tokenization is the solution. Through tokenization, real estate can be digitized and fractionalized, increasing access to retail investors and liquidity.

DigiShares is the leading provider of software for real estate tokenization. We have more than 150 clients globally.We enable our clients to tokenize their assets, manage their investors, and enable trading. All of this on their very own white label platform, customized and configured to match their requirements.

But most importantly, we will soon provide the missing piece of the ecosystem: the world's first regulated blockchain based exchange for the trading of real estate.

With RealEstate.Exchange, we seek to dominate the global market for real estate investment and trading infrastructure in the long run.

We want to democratize access to real estate as an asset class because real estate investment should be for everyone - not just the few!

Tokenization is a massive opportunity. And we are not the only ones talking about it.

BlackRock CEO Larry Fink said that "the next generation for markets will be tokenization of securities." CitiBank expects $4T worth of assets to be tokenized by 2030. Boston Consulting Group: $16T. The demand for tokenization infrastructure will be huge and DigiShares is in the lead.

We are now fund-raising on Republic to strengthen our go-to-market and product development. We ask you to support our growth and become part of the tokenization revolution.

Thank you.

Testing the Waters Communications

DigiShares Form C- Exhibit D- TTW Communications

1. English Texts for Reservation Campaign

Market-leading tokenization firm DigiShares to fundraise on Republic.

World's first blockchain-based exchange for real estate to fundraise on Republic.

Market leading tokenization firm DigiShares to launch crowdfunding campaign on Republic.

Market-leading tokenization firm, DigiShares, is excited to announce their crowdfunding campaign on Republic will launch on September 26. It will be preceded by a reservations campaign where anyone can sign up to secure their participation. Minimum ticket size will be $500.

DigiShares is a market-leading provider of software for tokenization of real-world assets. Tokenization has been projected to become the next revolution in financial markets by industry experts. DigiShares has 150+ clients in 40+ countries and will soon launch the world's first blockchain-based exchange for real estate assets, RealEstate.Exchange.

2. Danish texts for reservations campaign

Vi, i DigiShares, er stolte over at annoncere vores crowdfunding-kampagne på Republic, der lanceres den 26. september. Inden da vil der være en reservationsperiode, hvor investorer kan tilmelde sig for at sikre deres deltagelse. Minimumsinvestering vil være 500 dollars.

DigiShares er globalt markedsførende indenfor software til tokenisering. Tokenisering er af industrieksperter udråbt til den næste store revolution indenfor de finansielle markeder. DigiShares har 150+ kunder globalt i 40+ lande og lancerer inden længe verdens første blockchain-baserede børs til handel med fast ejendom, RealEstate.Exchange.

3. **English press release at start of Reservations campaign - Published on 12th of September**

Real-world asset tokenization leader DigiShares raises capital to expand its core business and develop the first compliant blockchain-based exchange for real estate shares

DigiShares is on a mission to bring automation and liquidity to real-world assets.

Launched in 2018 in Denmark, the company has raised $2 million in capital from investors to fund the development of its leading real-world asset tokenization platform.

DigiShares is raising an additional $1.2 million through the crowdfunding platform Republic. This will help fund the company's expansion, including the development of a new – and the first of its kind – blockchain-based exchange for real estate shares called RealEstate.Exchange.

Just as Shopify is the go-to platform for businesses wanting to sell products on the internet, the world needs a go-to platform for businesses wanting to sell shares on the internet. DigiShares aims to fill that void.

With RealEstate.Exchange, the company also aims to build the go-to exchange for real estate shares.

The DigiShares platform was built to enhance share offerings and enable anyone in the world to seamlessly:

— Invest as little as a few 100$s, with instantaneous settlement.

— Receive digital cash distributions frequently, straight to their wallet.

— Trade their shares 24/7/365, without any intermediaries, at low cost and compliantly.

— Gain transparency, with smart contract controlled corporate actions.

In doing so, developers, funds and other issuers can gain a competitive edge, set better terms and grow faster.

The current platform already boasts 150+ clients on all continents, including large real estate developers, investment banks, alternative asset funds, crowdfunding platforms and even a top 10 global consulting firm.

The growth potential for a leader in the tokenization space is massive. BlackRock CEO Larry Fink said that "the next generation for markets will be tokenization of securities." Citi and BCG project respectively $4T & $16T in assets tokenized by 2030.

By undertaking this funding round, DigiShares is seeking to solidify its position as a leader in this growing space.

The reservations campaign for this round of funding will start on Republic on Sept. 12th. Visit www.republic.com/digishares to sign up.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

4. **Danish press release when reservations start, Sep 12, but not before!**

Førende blockchain-selskab, DigiShares, rejser kapital for at udvide sin kerneforretning og udvikle den første blockchain-baserede børs for ejendomsaktier.

DigiShares's mission er at bringe automatisering og likviditet til fast ejendom og andre fysiske aktiver.

Siden 2018 har selskabet rejst 2 millioner dollars i kapital fra investorer for at finansiere udviklingen af sin førende platform til tokenisering af fast ejendom.

DigiShares vil nu rejse yderligere 1,2 millioner dollars gennem den førende amerikanske crowdfunding platform, Republic. Dette vil hjælpe med at finansiere virksomhedens fortsatte vækst, herunder udviklingen af en ny - og den første af sin slags - blockchain-baseret børs for ejendomsaktier kaldet RealEstate.Exchange.

Ligesom Shopify er den foretrukne platform for virksomheder, der ønsker at sælge produkter på internettet, har verden brug for en platform for virksomheder, der ønsker at sælge aktier på internettet. DigiShares har til hensigt at udfylde denne mangel.

Med RealEstate.Exchange sigter virksomheden mod at opbygge den foretrukne børs for ejendomsaktier globalt.

DigiShares-platformen blev skabt for at forbedre aktieudbudet og gøre det muligt for alle i verden nemt at:
— Investere så lidt som få hundrede dollars, med øjeblikkelig afregning.
— Modtage digitalt udbytte ofte, direkte til deres wallet.
— Handle med aktier 24/7/365, uden mellemmænd, til lave omkostninger og i fuld overensstemmelse med værdipapirlovgivningen i USA.

Herved kan ejendomsudviklere, fonde og andre udstedere opnå en konkurrencefordel, fastsætte bedre vilkår og vokse hurtigere.

Den nuværende platform har allerede over 150 kunder i over 40 lande, herunder store ejendomsudviklere, investeringsbanker, alternative aktivfonde, crowdfundingplatforme og endda en af verdens ti største konsulentvirksomheder.

Vækstpotentialet for en ledende aktør inden for tokenisering er massivt. BlackRock CEO Larry Fink sagde, at "den næste generation af teknologi for markedet vil være tokenisering af værdipapirer." Citi og BCG forventer henholdsvis 4 billioner og 16 billioner dollars i tokeniserede aktiver inden 2030.

Ved at gennemføre denne finansieringsrunde søger DigiShares at konsolidere sin position som leder i denne voksende industri.

Reservationskampagnen for denne finansieringsrunde starter på Republic den 12. September. Besøg denne side for at reservere din investering: www.republic.com/digishares.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can

be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.